As filed with the Securities and Exchange Commission on August 31, 2007

 File No. xxx-xxxxxx

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SB-1  (Alternative 2)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SURFACE COATINGS, INC.

(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	5039 (Primary Standard Industrial Classification Code Number)	20-8611799 (I.R.S. Employer Identification Number)

2010 Industrial Blvd, Suite 605, Rockwall, Texas 75087     (972) 722-7351

(Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

2010 Industrial Blvd, Suite 605, Rockwall, Texas 75087     (972) 722-7351

 (Address of principal place of business or intended principal place of business)

Richard Pietrykowski

2010 Industrial Blvd, Suite 605, Rockwall, Texas 75087     (972) 722-7351

 (Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:

J Hamilton McMenamy

Law Offices of J. Hamilton McMenamy, P.C.

8222 Douglas, Suite 850

Dallas, Texas 75225

(214) 706-0938 Tel

(214) 361-8244 Fax

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_|

 _______________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

_________________

CALCULATION OF REGISTRATION FEE

Title of Each

Amount

Proposed                     Minimum/Maximum

Amount of

Class of Securities

   To be

Offering Price             Proposed Aggregate

Registration

to be Registered

Registered

Per Share (1)               Offering  (1)

Fee

Common stock,

$0.001 par value

Minimum

            150,000

$0.50

      $   75,000

$  10

Maximum

1,000,000

$0.50

$ 500,000

$  64

Total maximum

1,000,000

$0.50

$ 500,000

$  64

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. |X|

(1) Estimated solely for the purpose of calculating the registration fee.

  Initial public offering prospectus

Surface Coatings, Inc.

Minimum of 150,000 shares of common stock, and a

Maximum of 1,000,000 shares of common stock

$0.50 per share

We are making a best efforts offering to sell common stock in our company. The common stock will be sold by our sole officer and director, Richard Pietrykowski after the effective date of this registration statement. The offering price was determined arbitrarily and we will raise a minimum of $75,000 and a maximum of $500,000. The money we raise in this offering before the minimum amount, $75,000, is sold will be deposited in a separate non-interest bearing bank account where the funds will be held for the benefit of those subscribing for our shares, until the minimum amount is raised at which time we will deposit them in our bank account and retain the transfer agent who will then issue the shares. The offering will end on February 28, 2008 and if the minimum subscription is not raised by the end of the offering period, all funds will be refunded promptly to those who subscribed for our shares, without interest. There is no minimum purchase requirement for subscribers.

The Offering:

         150,000 shares

        1,000,000 shares

      Minimum offering

       Maximum offering

Per Share

 Amount

Per Share

 Amount

Public Offering Price

  $0.50

 $ 75,000

  $0.50

$500,000

Offering expenses are estimated to be $16,769 if the minimum number of shares are sold, which equates to $0.08 per share, and $33,769 if the maximum number of shares are sold, which equates to $0.04 per share.

There is currently no market for our shares. We intend to work with a market maker who would then apply to have our securities quoted on the over-the-counter bulletin Board or on an exchange as soon as practicable after our offering. We will close our offering on February 28, 2008. However, it is possible that we do not get trading on the over-the-counter bulletin Board, and if we do get quoted on the bulletin board, we may not satisfy the listing requirements for an exchange, which are greater than that of the bulletin board.

____________________________

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors” beginning on Page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

_____________________________

This Prospectus is dated __________________________

PROSPECTUS SUMMARY

OUR COMPANY

We were formed as a corporation on February 12, 2007 in Nevada in order to acquire 100% of the outstanding stock of Surface Armor, LLC, a Texas limited liability company (SAL). On February 15, 2007, Surface Coatings issued 5,000,000 shares of common stock in exchange for a 100% equity interest in Surface Armor.  As a result of the share exchange, Surface Armor became the wholly owned subsidiary of Surface Coatings.  As a result, the shareholders of Surface Armor owned a majority of the voting stock of Surface Coatings.  The transaction was regarded as a recapitalization whereby Surface Armor was considered to be the accounting acquirer as its shareholders retained control of Surface Coatings after the exchange, although Surface Coatings is the legal parent company.  The share exchange was treated as a recapitalization of Surface Coatings.  As such, Surface Armor, (and its historical financial statements) is the continuing entity for financial reporting purposes. The financial statements have been prepared as if Surface Coatings had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.

THE OFFERING

Our sole officer and director will be selling the offering.

	Minimum	Midpoint	Maximum
Common shares ofered	150,000	500,000	1,000,000
Common shares outstanding before this offering	5,000,000	5,000,000	5,000,000
Total shares outstanding after this offering	5,150,000	5,500,000	6,000,000

Officers, directors and their affiliates will not be able to purchase shares in this offering.

SUMMARY FINANCIAL DATA

The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.

Balance Sheet	AUDITED Apr 30, 2007
Working Capital	($33,558)
Total Assets	$63,458
Total Liabilities	$93,510
Stockholder’s Equity	($30,025)

Statement of Operations	AUDITED Apr 30, 2007
Revenue	$68,528
Cost of sales	$39,357
General and administrative	$47,922
Other income (expense)	$0
Net loss	($18,751)
Loss per share: Basic & diluted	($0.00)
No. Shares outstanding	5,000,000

RISK FACTORS

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. We have identified all material risks known to, and anticipated by, us as of the filing of this registration statement.

We have a limited operating history, having been developing software, with  cumulative losses since inception that could cause us to run out of money and close our business.

We have an accumulated deficit from operations. There is not sufficient gross revenue and profit to finance our planned growth and, without additional financing as outlined in this prospectus, we could continue to experience losses in the future. Our accumulated deficit from operations through April 30, 2007 was $86,517. We may incur significant expenses in promoting our business, and as a result, will need to generate significant revenues over and above our current revenue to achieve consistent profitability. If we are unable to achieve that profitability, your investment in our common stock may decline or become worthless.

We rely on our sole officer for decisions and he may make decisions that are not in the best interest of all stockholders.

We rely on our sole officer, Richard Pietrykowski, to direct the affairs of the company and rely upon him competently operate the business. We do not have key man insurance on our sole officer and director and have no employment agreements with him. Should something happen to our sole officer, this reliance on a single person could have a material detrimental impact on our business and could cause the business to lose its place in the market, or even fail. Such events could cause the value of our stock to decline or become worthless.

Our sole officer will retain substantial control over our business after the offering and may make decisions that are not in the best interest of all stockholders.

Upon completion of this offering, our sole officer, Richard Pietrykowski, will, in the aggregate, beneficially own approximately 90.00% (or 75.00% if maximum is sold) of the outstanding common stock. As a result, our sole officer will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could cause the value of our stock to decline or become worthless.

We may have to raise additional capital which may not be available or may be too costly, which, if we cannot obtain, could cause us to have to cease our operations.

Our capital requirements could be more than our operating income. As of April 30, 2007, our cash balance was $4,466. We do not have sufficient cash to indefinitely sustain operating losses, but believe we can continue for twelve months without any additional funding, but upon raising the minimum amount in this offering, believe that will take us to the point that we will be able to sustain operations for at least a year if we raise no other capital. Our potential profitability depends on our ability to generate and sustain substantially higher net sales with reasonable expense levels. We may not operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund our planned growth for the year after we close on the offering assuming we raise the minimum amount in this offering. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We have no current or proposed financing plans or arrangements other than this offering. We could seek additional financing through debt or equity offerings. Additional financing may not be available to us, or, if available, may be on terms unacceptable or unfavorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed or postponed indefinitely; if this happens, the value of your investment could decline or become worthless.

No public market for our common stock currently exists and an active trading market may never materialize, and an investor may not be able to sell their stock.

Prior to this offering, there has been no public market for our common stock. We plan work with a market maker who would then apply to have our securities quoted on the OTC Bulletin Board. In order to be quoted on the OTCBB, we must be sponsored by a participating market maker who would make the application on our behalf; at this time, we are not aware of a market maker who intends to sponsor our securities and make a market in our stock. Assuming we become quoted, an active trading market still may not develop and if an active market does not develop, the market value could decline to a value below the offering price in this prospectus. Additionally, if the market is not active or illiquid, investors may not be able to sell their securities.

If a public trading market for our common stock materializes, we will be classified as a ‘penny stock’ which has additional requirements in trading the stock, which could cause you not to be able to sell your stock.

The U.S. Securities and Exchange Commission treats stocks of certain companies as a ‘penny stock’. We are not aware of a market maker who intends to make a market in our stock, but should we be cleared to trade, we would be classified as a ‘penny stock’ which makes it harder to trade even if it is traded on an electronic exchange like the over-the-counter bulletin board. These requirements include (i) broker-dealers who sell to customers must have the buyer fill out a questionnaire, and (ii) broker-dealers may decide upon the information given by a prospective buyer whether or not the broker-dealer determines the stock is suitable for their financial position. These rules may adversely affect the ability of both the selling broker-dealer and the buying broker-dealer to trade your securities as well as the purchasers of your securities to sell them in the secondary market. These requirements may cause potential buyers to be eliminated and the market for the common stock you purchase in this offering could have no effective market to sell into, thereby causing your investment to be worthless.

Investing in a penny stock has inherent risks, affecting both brokers, buyers and sellers, which could cause the marketability of your stock to be lesser than if there were not those requirements.

When a seller of a ‘penny stock’ desires to sell, they must execute that trade through a broker. Many brokers do not deal in penny stocks, so a seller’s ability to market/sell their stock is reduced because of the number of brokers who engage in trading such stocks. Additionally, if a broker does engage in trading penny stocks, and the broker has a client who wishes to buy the stock, they must have the client fill out a number of pages of paperwork before they can execute the trade. These requirements cause a burden to some who may decide not to buy because of the additional paperwork. Thus, the marketability of your stock is less as a penny stock than as a stock listed on an exchange. This could cause your investment to be worth less liquid and investors may not be able to market their shares effectively.

Shareholders purchasing shares in this offering will experience immediate and substantial dilution, causing their investment to immediately be worth less than their purchase price.

If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering. This means that if you buy stock in this offering at $0.50 per share, you will pay substantially more than our current shareholders. The following represents your dilution: (a) if the minimum of 150,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.00 per share and an immediate dilution to the new shareholders of $0.50 per common share; (b) if the midpoint of 500,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.03 per share and an immediate dilution to the new shareholders of $0.47 per common share. and (c) if the maximum of 1,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.07 per share and an immediate dilution to the new shareholders of $0.43 per common share.

Investors are not able to cancel their subscription agreements they sign, therefore losing any chance to change their minds.

Once the Company receives an investors subscription, they will not be able to cancel their subscription. The investor will therefore lose any right or opportunity to change their mind after receipt by the Company.

Our offering price of $0.50 was determined arbitrarily by our President.  Your investment may not be worth as much as the offering price because of the method of its determination.

The President arbitrarily determined the price for the offering of $0.50 per share.  As the offering price is not based on a specific calculation or metric the price has inherent risks and therefore your investment could be worth less than the offering price.

FORWARD LOOKING STATEMENTS

This prospectus contains forward looking statements. These forward looking statements are not historical facts but rather are based our current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward looking statements. In addition, the forward looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward looking statements, which reflect our management's view only as of the date of this prospectus.

DILUTION

If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering.

The book value of our common stock as of April 30, 2007 was negative $30,025 or $0.01 per share. Projected book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.

After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $0.50 per share, after deducting estimated offering expenses), our projected book value as of April 30, 2007 would be:

$28,206 or $0.00 per share, if the minimum is sold, $195,706 or $0.03 per share, if the midpoint amount is sold, and $436,206 or $0.07 per share, if the maximum is sold.

This means that if you buy stock in this offering at $0.50 per share, you will pay substantially more than our current shareholders. The following represents your dilution:

•

if the minimum of 150,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.00 per share and an immediate dilution to the new shareholders of $0.50 per common share.

•

if the midpoint amount of 500,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.03 per share and an immediate dilution to the new shareholders of $0.47 per common share.

•

if the maximum of 1,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.07 per share and an immediate dilution to the new shareholders of $0.43 per common share.

The following table illustrates this per share dilution:

Minimum

Midpoint

Maximum

                          Assumed initial public offering price

 $ 0.50

$ 0.50

 $ 0.50

                                                                 Book value as of April 30, 2007

($ 0.01)

            ($ 0.01)

             ($ 0.01)

                                                                 Projected book value after this offering

 $ 0.00

$ 0.03

 $ 0.07

                         Increase attributable to new stockholders:

 $ 0.01

$ 0.04

 $ 0.08

Projected book value

    as April 30, 2007 after this offering

$ 0.00

$ 0.03

 $ 0.07

Decrease to new stockholders

$(0.50)

$(0.47)

 $(0.43)

                                                                 Percentage dilution to new stockholders

  100%

   94%

    86%

The following table summarizes and shows on a projected basis as of April 30, 2007, the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:

Minimum offering	Number of shares owned	Percent of shares owned	Amount paid	Average price per share
Current investors	5,000,000	97.09	$13,500	$0.01
New investors	150,000	2.91	$75,000	$0.50
Total	5,150,000	100.00	$88,500

Midpoint offering
Current investors	5,000,000	90.91	$ 13,500	$0.01
New investors	500,000	9.09	$250,000	$0.50
Total	5,500,000	100.00	$263,500

Maximum offering
Current investors	5,000,000	83.33	$ 13,500	$0.01
New investors	1,000,000	16.67	$500,000	$0.50
Total	6,000,000	100.00	$513,500

PLAN OF DISTRIBUTION

The common stock is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. All sales will be made by personal contact by our sole officer and director, Richard Pietrykowski. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. Pietrykowski, or introduced to Mr. Pietrykowski and personally contacted by him or referred to him. We have no agreements, understandings or commitments, whether written or oral, to offer or sell the securities to any individual or entity, or with any person, including our attorney, or group for referrals and if there are any referrals, we will not pay finders fees.

Mr. Pietrykowski will be selling the common stock in this offering relying on the safe harbor from broker registration under the Rule 3a4-1(a) of the Securities Exchange Act of 1934. Mr. Pietrykowski qualifies under this safe harbor because Mr. Pietrykowski (a) is not subject to a statutory disqualification, (b) will not be compensated in connection with his participation by the payment or other remuneration based either directly or indirectly on transactions in the securities, (c) is not an associated person of a broker dealer, and has not been an associated person of a broker dealer within the preceding twelve months, and (d) primarily performs, and will perform, after this offering, substantial duties for the issuer other than in connection with the proposed sale of securities in this offering, and he is not a broker dealer, or an associated person of a broker dealer, within the preceding 12 months, and he has not participated in selling securities for any issuer in the past 12 months and shall not sell for another issuer in the twelve months following the last sale in this offering.

Additionally, he will be contacting relatives, friends and business associates to invest in this offering and provide them with a printed copy of the prospectus and subscription agreement. No printed advertising materials will be used for solicitation, no internet solicitation and no cold calling people to solicit interest for investment.  Officers, directors and affiliates may not purchase shares in this offering.

The money we raise in this offering before the minimum amount is sold will be deposited in a separate non-interest bearing bank account where the funds will be held for the benefit of those subscribing for our shares, until the minimum amount is raised at which time we will deposit the funds in our bank account and retain the transfer agent who will then issue the shares. We do not have an escrow agreement or any other agreement regarding the custody of the funds we raise. The offering will end on February 28, 2008 and if the minimum subscription is not raised by the end of the offering period, all funds will be refunded promptly to those who subscribed for our shares, without interest. The offering will close on February 28, 2008, if not terminated sooner.

The subscription agreement will provide investors the opportunity to purchase shares at $0.50 per share by purchasing directly from the Company. The agreement also provides that investors are not entitled to cancel, terminate or revoke the agreement. In addition, if the minimum subscription is not raised by February 28, 2008, the subscription agreement will be terminated and any funds received will be promptly returned to the investors.

Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised. The transfer agent will only be engaged in the event that we obtain at least the minimum subscription amount in this offering.

USE OF PROCEEDS

The total cost of the minimum offering is estimated to be $16,769, or $33,769 if the maximum is sold consisting primarily of legal, accounting and blue sky fees.

The following table sets forth how we anticipate using the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

	$75,000 Minimum	$250,000 Mid-Level	$500,000 Maximum
Legal, Accounting & Printing Expenses	$ 6,500	$ 15,000	$ 23,000
Other Offering Expenses	10,269	10,769	10,769
Net Proceeds to Company	58,231	224,231	466,231
TOTAL	$75,000	$250,000	$500,000

The following describes each of the expense categories:

•

Legal, accounting and printing expense is the estimated costs associated with this offering. As more shares are sold, we anticipate legal fees to increase due to the likelihood of investors being from other states which could result in state blue sky securities filings. Although our legal fees are not contingent on the number of shares sold, it is likely that the legal fees will increase as our attorney will charge us for these filings.  Also, as more shares are sold, our printing expenses will increase.

•

Other offering expenses include SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.

The following table sets forth how we anticipate using the net proceeds to the company:

	$75,000 Minimum	$250,000 Mid-Level	$500,000 Maximum
Marketing/Advertising	$7,000	$11,500	$18,000
Inventory purchases	28,000	121,000	248,000
Salaries, commissions	15,000	60,000	125,000
New location opening costs	0	18,000	37,000
General corporate overhead (1)	8,231	13,731	38,231
Proceeds to company	$58,231	$224,213	$466,231

(1) General Corporate overhead includes office rents, office supplies, utilities, taxes, and any other expense incurred in the normal course of business.

We do not plan to use any of the proceeds to pay off debts owed by the Company. Additionally, all amounts allocated for salaries/commissions will be for new hires and not for officers or directors of the company. For a more detailed discussion of the use of proceeds, reader is referred to the discussion of Use of Proceeds on page 15 of this offering.

The proceeds from this offering will enable the Company to further develop its web-based business model which in turn provides access to markets that are currently unreachable.  Present marketing strategy utilizes mailers, cold calling and other traditional tools.  Web-based advertising and a web-based ordering system will expose the Company to a different set of demographics and geographies.

DESCRIPTION OF BUSINESS

Surface Coatings, Inc. is a Nevada corporation which was incorporated in 2007. In this report, we refer to Surface Coatings, Inc. as "we," "us" or "SCI" unless we specifically state otherwise or the context indicates otherwise.

Surface Coatings, Inc is a converter and master distributor of temporary surface protection tapes, serving the Americas from our operations and distribution center in Rockwall, Texas. We inventory a wide assortment of self-adhering, bulk films and convert them into rolls of tape at customer-specified widths, lengths, and quantities. We specialize in providing custom products, in reasonable quantities, at standard prices, and at off-the-shelf turnaround times.

The company was established to provide companies and individuals with the most progressive and positive answers to their temporary surface protection needs, quickly and at a reasonable price. The Surface Coatings, Inc warehouse is climate controlled which means our customers receive the highest quality without worrying about freeze/thaw or the 100+ degree Texas heat damaging their products. Additionally, Surface Coatings, Inc takes pride in having a “Can Do” attitude, maintaining customer-service-based relationships and dedicating ourselves to helping customers find solutions to both recurring and out-of-the-ordinary problems.

Surface Coatings, Inc was founded as a result of 30 years in General Contracting, experiencing the challenges and solutions of surface protection issues on a first-hand basis. Surface Coatings, Inc fills that ever-expanding need to protect expensive finishes from damage during various activities such as painting, moving, remodeling, etc.

As the Construction Business evolves and companies become busier, tradesmen are under more pressure to get the job done quickly and in doing so may cause damage to the adjacent completed work.  Over the years, contractors have spent thousands of dollars to repair and replace windows, floors, millwork, tubs and windows due to carelessness of jobsite labor and tradesmen. Because of our search for new methods of protection, months of laboratory and job-site testing, Surface Coatings, Inc has established a complete line of common sense protection products that work. These products are solutions to real needs that companies and individuals experience every day.

While a relatively young enterprise, Surface Coatings, Inc operations team has over 50 years experience in the manufacture and distribution of custom products within the United States and Mexico.

Surface Coatings, Inc delivers product for various purposes, namely General Surface Protection, Glass Surface Protection, Laminate Surface Protection, Metal Surface Protection, and Plastic Surface Protection. These products are summarized below:

In addition to surface protection products, Surface Coatings, Inc provides industry specific protection films. Such industries are highlighted as follows:

AIRCRAFT ADHESIVE TAPE & PROTECTIVE FILM
Surface Coatings, Inc maintains an inventory of protection films that are widely used in the aircraft industry to protect against damage and ultraviolet rays.

Carpets
Custom cut carpet film available for immediate delivery
Windows
Protection for window acrylics to prevent damage while your plane is in storage in maintenance or between flights.
Seats
Prevent stains snagging or damage to all types of fabric seats
Canopies
From canopies to leading edge protection, we can find a solution to your temporary surface protection problems.

AUTOMOTIVE PROTECTION TAPE
Surface Coatings, Inc manufactures pressure sensitive tapes that offer temporary protection for the interior and exterior of automobiles.

Interior – Windows, seats & carpet…
Exterior – Windows, accessories & painted metals…

Carpet protection
Surface Coatings, Inc carpet tapes keep flooring looking like new, even after transport and test drives.
Auto glass protection
Our pressure sensitive films will protect the glass from scratching, pitting, and paint overspray.
Pre-paint and post-paint protection
Protection from assembly line damage to post paint transportation. Surface Coatings, Inc films cover and protect commonly damaged areas of the car.
Specialty films
Surface Coatings, Inc will develop custom products based on your needs and specifications.

CONSTRUCTION - TEMPORARY PROTECTION FILM
Protect Profit By Protecting Finishes
One scratch on a window, One scratch on an expensive counter top, One stain on an expensive carpet and earned profit may be forfeited due to damage. Our inventory of construction film will protect windows, carpets and counter tops from accidents and carelessness which will give peace of mind knowing that earned profit is protected.

We keep a full inventory of construction protection films in our warehouse ready for immediate shipment or we will custom convert protection films specific to need.

Carpeting
Carpet film resists punctures and protects installed carpets from mud, abrasion, snags or most other abuse that generally occurs during construction. Our carpet film removes easily and does not leave a residue when used as directed. Surface Coatings, Inc stocks 2’ & 3’ widths of carpet film in 2mil and 3mil thicknesses. 2mil carpet film is guaranteed for 30 days and the 3mil carpet film is guaranteed for 45 days use. If you require custom widths or lengths let us know and we will convert the products to your specifications. Surface Coatings, Inc carpet film is reverse wound for easy application.

Windows
Surface Coatings, Inc stocks a wide range of window protection film, including 90 day, 180 day and 360 day protection. (360 day tape is recommended for a controlled environment such as a warehouse or assembly line.) Our window film protects your glass from scratching and abrasion caused by mortar, cleaning, mud, paint, etc. and incorporates graduated protection from ultraviolet sun rays.(90,180 and 360 day UV protection) Surface Coatings, Inc will custom convert our window film based on your size specifications. Our protection film removes easily and leaves no residue behind when used as directed.

Hard Floors
Surface Coatings, Inc converts films that protect granite, marble, tile and other non-wood hard floors from scratches. These products are useful in both commercial and residential construction.
Countertops
Replacing a countertop can significantly delay construction not to mention the labor and material costs. That's why Surface Coatings, Inc converts films to protect laminate, solid surfaces, granite, marble or specialty surfaces from scratches, gouges and abrasion. We carry an inventory of standard sizes and will also custom cut film to your specifications.
Tubs, Sinks and Spas
Main Tape's films for acrylic, porcelain and ceramic surfaces can protect tubs, sinks and spas during manufacturing, handling, transit and construction.

CONSUMER ELECTRONICS PROTECTION
Surface Coatings, Inc manufactures a variety of films that will protect your electronics from scratches and abrasions.

TFT/LCD and LED Screens
Computer screens, Television screens, Calculator faces and bezels, Telephone screens, Printer and Copier faces.
Mobile phone lenses and PDA
Mobile phone, Blackberry and PDA faces.
Backlit Units
All types of backlit products that need protection from damage during manufacturing and transportation.
Touch panels – ITO
Computer touch screens.
Custom products for most electronics and plastics.
Whatever the plastic or the shape, there is a protection solution.

FURNITURE PROTECTION
Prevent Scratches and Gouges
Furniture and laminates create special challenges during shipping. Just one ding or stain can dramatically decrease the value of a bookcase, desk, speaker cover, or other vulnerable item.

Furniture manufacturers and movers can rely on Surface Coatings, Inc for high quality pressure sensitive tapes that are easy to install, easy to remove and won’t leave residue when used as directed. Our tapes can either be installed by hand or during the fabrication process by machines.

High-pressure laminate
Hard surface laminates on counter tops, wall panels and any other products that are vulnerable to scratches, gouging or abrasion.
Low-pressure laminates
Surface Coatings, Inc offers options for even the most expensive acrylics or soft laminates without leaving a residue or affecting colors.
Vinyl overlays
Specialty surfaces can be protected thru customized surface protection solutions.  Coated and uncoated solid surfacing materials (such as wood) before fabrication into countertops, cabinets, furniture and the like protect your furniture components from damage during the fabrication and transportation process.

GLASS & MIRROR PROTECTION FILM AND TAPE
Insure That Your Glass And Mirrors Remain Scratch Free
Surface Coatings, Inc carries a full line of self adhering protection films that protect glass and mirrors during fabrication, transportation and installation. If we don’t have your specification on the shelf, Surface Coatings, Inc will custom convert the film to your exact requirement.

Mirrors
Surface Coatings, Inc Mirror protection film is ideal for hand or machine application and will protect your products during every phase of the process, fabrication, transportation and installation.

Windows
Surface films are designed to protect windows, glass and shower doors from damage caused by fabrication, transportation, installation, and construction activities. Films are available in varying thicknesses that last 30, 90, 180 or even 360 days. These films are easy to install, easy to remove and do not leave a residue when used as directed.
Auto glass protection
In the automotive aftermarket, glass manufacturers and installers are covering new glass windows with Surface Coatings, Inc films. This prevents scratching during shipping and installation.

METAL PROTECTION
Preventing Damage to Smooth and Polished Surfaces
From raw materials to finished products, Surface Coatings, Inc provides protection products to serve your industry. Give us your specifications and we will design a customized solution for your needs.

Aluminum
Surface Coatings, Inc custom films protect mill-finished, buffed, brushed or mirrored aluminum during fabrication, processing, handling, and shipment.

Stainless steel
Surface Coatings, Inc gives stainless steel the special protection it needs during processing, break forming, punching, drawing, drilling, plasma cutting, shipping, and handling.

Painted metals

From pre-fabricated panels to appliances and metal buildings, painted metals need special protection during fabrication, manufacturing, shipping, and handling.

PLASTIC PROTECTION
Tapes ¾” and Wider
From large plastic sheets of acrylic and polycarbonate to the smallest plastic products, Surface Coatings, Inc custom converts tapes specially formulated to protect plastics from scratches and abrasions. These tapes apply and remove easily, leaving no sticky residue when used as directed.

What's more, these films are available, in the widths and lengths you need, for use on office equipment, home electronics and other applications.

SURFACE COATINGS, INC STRATEGIES

Our Business Strategy:

Our objectives are to become a leading distributor of temporary surface protection tapes.  We plan to achieve this objective by continuing to implement our business strategy, which includes location expansion and the primary elements we discuss below.

Marketing and Sales:

Our marketing efforts target general contractors, developers, and homebuilders whose focus is on price, flexibility, and convenience.  In the past we have generated a significant amount of our revenues through traditional advertising and marketing channels. We will continue to market through these traditional channels and plan to expand the into the web-based marketing channel to augment our revenues.

Customers:

We rely heavily on repeat customers. Our management is responsible for developing and maintaining successful long-term relationships with key customers.  We are not dependent on any one customer. Rather, we have built up a customer base which we market to and have developed into steady repeat customers.

Government Regulation:

At the present time there are no federal government regulations are in effect that would impact our business operations.

Our Qualifications:

Our qualifications are our reputation and experience in the surface protection industry.

Industry and Competitors

The industry is regional from a distributor standpoint. Competitors are local. Surface protection tape distributors generally obtain contracts through local sales and marketing efforts they direct at general contractors, developers and home builders. As a result, local relationships are very important.

The primary manufacturer of surface protection products is 3M Corporation, a NYSE publicly traded company.  3M products are sold through numerous distribution channels, including directly to users and through numerous wholesalers, retailers, jobbers, distributors and dealers in a wide variety of trades in many countries around the world. Management believes the confidence of wholesalers, retailers, jobbers, distributors and dealers in 3M and its products — a confidence developed through long association with skilled marketing and sales representatives — has contributed significantly to 3M’s position in the marketplace and to its growth. 3M has 169 sales offices worldwide, with 10 in the United States and 159 internationally

Future products and services:

At the present time, we do not have plans to develop or market additional products or services.

Sources and Availability of Raw Material:

We are a service business and do not use raw materials. We use products in performing our service that are readily available from many sources.

Dependence on One or a Few Major Customers:

We are not dependent on any one or a few major customers.

Costs and Effects of Compliance with Environmental Laws:

We are not aware of nor do we anticipate any environmental laws with which we will have to comply.

Number of Employees:

We have one employee, the President. The duties of the President are to solicit business by implementing the marketing initiatives and developing customers.  The day to day duties are performed by the President.

Operations and Technology:

We are not subject to a dependence on technology.

Research and Development:

The company does not have in development a product that will require the use of a material amount of the assets of the company.  Since inception, the company has spent zero ($0) on company-sponsored research and development.  As we are a distributor and converter of surface protection tapes, we do not anticipating spending any funds on research and development in the future.

MANAGEMENTS DISCUSSION AND PLAN OF OPERATIONS

As of April 30, 2007 our cash balance was $4,466.

Revenues for the four months ended April 30, 2007 were $68,528 and for the fiscal years 2006 and 2005 were $151,908 and $4,336 respectively.

The plan of operations for the 12 months following the commencement of this offering will include the continued growth plan. The Company plans to implement this growth plan by purchasing additional inventory and entering other geographic markets. If the maximum amount is raised, we expect to spend $248,000 on additional  inventory for each new location opened as well as staff for the new location.

Augmenting our growth will be the addition of salesmen at each location.  The company has budgeted $125,000 for salaries and commissions if the maximum amount is raised in this offering.  If the maximum amount is raised, the majority of this will be used for salesman at each new location.

If the maximum amount is raised, we plan to open two additional locations.  We have budgeted $37,000 if the maximum is raised, $18,000 if the midpoint is raised for one new location and nothing is budgeted for new locations if we raise the minimum amount.  These costs will be for the leased location and start up costs associated with the new location(s).

Marketing and advertising costs will be determined by the amount raised in the initial offering.  If the maximum amount of $500,000 is raised, these costs are projected to total $18,000 in the first 12 months of operation.  As previously mentioned, advertising costs will include targeted mailings to contractors, home builders and transport companies.  If the minimum amount is raised in this offering, in the first 12 months of operation, $7,000 is budgeted to be spent on advertising.

We will not use the proceeds of the offering to pay down debt.

Generating Sufficient Revenue:

Since inception, we have generated revenue through traditional advertising and marketing channels (mailers, cold calling), referrals and word of mouth.  Over the next twelve months we plan to develop our web-based marketing and implement web-based ordering.  Web-based advertising and a web-based ordering system will expose the Company to a different set of demographics and geographies.

The Company plans to generate sufficient revenue by expanding and developing its inventory and increasing market penetration.

Financing Needs:

Our cash flows since inception have not been adequate to support on-going operations.  As noted above, the Company's financing needs for the next twelve months can and will be met even if the minimum offering amount is raised.  We believe that by raising the minimum amount of funds in this offering we will have sufficient funds to cash flow our growth plans for a minimum of twelve months.

DESCRIPTION OF PROPERTY

Our corporate facilities are located in a 2,000 sf warehouse at 2010 Industrial Blvd, Suite 605, Rockwall, Texas 75087.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

 The directors and officers of the company, their ages and principal positions are as follows:

Richard Pietrykowski

 55

Director, President; Secretary and Director

Background of Directors and Executive Officers:

Richard Pietrykowski:

Mr. Pietrykowski entered the U.S. Air Force upon graduation from high school and served on active duty for seven years. Mr. Pietrykowski served as an aircraft weapons technician, a computer maintenance specialist, and as a technical instructor. Upon honorable discharge from the Air Force in 1973 he became systems and production manager for the daily newspaper in West Bend, Wisconsin. After eight years with the newspaper he was recruited as national systems and production manager for a specialty printing company in Milwaukee for the next seven years. Mr. Pietrykowski was then recruited as electronic prepress manager for a color trade shop in Madison, Wisconsin for four years and then at a magazine and catalog printer for seven years as prepress systems engineer. In the seven years immediately prior to starting up SCI, Mr. Pietrykowski held a number of production and general management rolls with a specialty printer in Wisconsin and Mexico.

REMUNERATION OF DIRECTORS AND OFFICERS

Our sole officer and director received the following compensation for the years of 2004 and 2005. He has no employment contract with the company.

     Name of Person

Capacity in which he served

  Aggregate

Receiving compensation

   to receive remuneration

remuneration

Richard Pietrykowski

President, Secretary

2006 - $40,000

     and Treasurer

2005 - $        0

As of the date of this offering, our sole officer is our only employee. We have no plans to pay remuneration to any other officer in or associated with our company. When we have funds and/or revenue, our board of directors will determine any other remuneration at that time.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In February 2007, we exchanged 5,000,000 shares of common stock for 100% of the outstanding stock of Surface Armor, LLC. In this transaction, the president of the company received 4,500,000 shares of common stock in consideration for his ownership in Surface Coatings, Inc.

As of the date of this filing, there are no other agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:

*

a director or officer of the issuer;

*

any principal security holder;

*

any promoter of the issuer;

*

any relative or spouse, or relative of such spouse, of the above referenced persons.

PRINCIPAL SHAREHOLDERS

The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 5% of the outstanding common stock, and all officers and directors of the company:

Amount

Amount

Owned

Owned

Title / relationship

Before the

After the

 to Issuer

Name of Owner

offering         Percent

offering    Percent

President, Secretary

            and Director

Richard Pietrykowski

4,500,000       90.00%

Minimum

4,500,000    90.00%

Maximum

4,500,000    75.00%

No options, warrants or rights have been issued by the Company.

SIGNIFICANT PARTIES

The following table lists the relationship of the significant parties to the issuer:

Relationship

Name and

to Issuer

business address

Residential address

Officer

Richard Pietrykowski

Richard Pietrykowski

and Director

2010 Industrial Blvd, Suite 605

949 Wisperwood Drive

Rockwall, Texas 75087

Rockwall, Texas 75087

Record owners of

Richard Pietrykowski

Richard Pietrykowski

5% (or more) owner

2010 Industrial Blvd, Suite 605

949 Wisperwood Drive

of equity securities

Rockwall, Texas 75087

Rockwall, Texas 75087

Counsel to Issuer

J Hamilton McMenamy, P.C.

8222 Douglas Ave, Suite 850

Dallas, Texas 75225

SECURITIES BEING OFFERED

We are offering for sale common stock in our company at a price of $0.50 per share. We are offering a minimum of 150,000 shares and a maximum of 1,000,000 shares. The authorized capital in our company consists of 50,000,000 shares of common stock, $0.001 par value per share and 20,000,000 shares of preferred stock, $0.001 par value.  As of July 31, 2007, we had 5,000,000 shares of common stock issued and outstanding and no preferred stock outstanding.

Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

The existing stockholders and all who subscribe to common shares in this offering do not have a preemptive right to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors. These provisions apply to all holders of our common stock.

RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

The experts named in this registration statement were not hired on a contingent basis and have no direct or indirect interest in our company.

LEGAL PROCEEDINGS

We are not involved in any legal proceedings at this time.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have retained The Hall Group, CPA’s as our registered independent public accounting firm. We have had no disagreements with them on accounting and disclosure issues.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

Our bylaws provide that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware Law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

The position of the U.S. Securities & Exchange Commission under the Securities Act of 1933:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

We have no underwriting agreement and therefore no provision for indemnification of officers and directors is made in an underwriting by a broker dealer.

LEGAL MATTERS

Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is J Hamilton McMenamy, Law Offices of J. Hamilton McMenamy, P.C., 8222 Douglas, Suite 850 Dallas, Texas 75225.

EXPERTS

The financial statements as of April 30, 2007, December 31, 2006 and 2005, and for the four months ended April 30, 2007 and the twelve months ended December 31, 2006 and 2005 of the company included in this prospectus have been audited by The Hall Group, CPA’s,  our independent registered public accounting firm, as set forth in their report. The financial statements have been included in reliance upon the authority of them as experts in accounting and auditing.

DIVIDEND POLICY

To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of April 30, 2007. Our capitalization is presented on:

an actual basis;

  a pro forma basis to give effect to net proceeds from the sale of the minimum number of shares (150,000) we plan to sell in this offering; and

  a pro forma basis to give effect to net proceeds from the sale of the midpoint number of shares (500,000) we plan to sell in this offering; and

  a pro forma basis to give effect to net proceeds from the sale of the maximum number of shares (1,000,000) we plan to sell in this offering.

(In $US except for share data)	Actual Audited Apr 30, 2007	After Minimum Offering	After Midpoint Offering	After Maximum Offering
Stockholder’s equity Common Stock, $0.001 par value; 50,000,000,shares authorized:	5,000	5,150	5,500	6,000
Additional paid-in-capital	51,492	109,573	276,723	516,723
Retained deficit	(86,517)	(86,517)	(86,517)	(86,517)
Total stockholder’s equity (deficit)	(30,025)	28,206	195,706	436,206
Total capitalization	(30,025)	28,206	195,706	436,206
Number if shares outstanding	5,000,000	5,150,000	5,500,000	6,000,000

The Company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive or conversion rights, and liquidation rights as is common to a sole class of common stock. The company has no sinking fund or redemption provisions on any of the currently outstanding stock and will have none on the stock sold in this offering.

TRANSFER AGENT

We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 2301 Ohio Drive, Suite 100, Plano, Texas 75093.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Management of

Surface Coatings, Inc.

Rockwall, Texas

We have audited the accompanying consolidated balance sheet of Surface Coatings, Inc. as of December 31, 2005 and the related consolidated statements of operations, cash flows and stockholders’ equity for the period from July 19, 2005 (date of inception) to December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Surface Coatings, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the period from July 19, 2005 (date of inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/  The Hall Group, CPAs

The Hall Group, CPAs

Dallas, Texas

August 10, 2007

SURFACE COATINGS, INC.
Consolidated Balance Sheet
December 31, 2005

ASSETS
Current Assets
Cash and Cash Equivalents	$849
Accounts Receivable	4,186
Inventory	13,837

Total Current Assets	18,872

TOTAL ASSETS	$18,872

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts Payable and Accrued Expenses	$4,885
Short Term Note Payable	18,000

Total Liabilities (All Current)	22,885

Stockholders' Equity
Retained Earnings (Deficit)	(4,013)

Total Stockholders' Equity (Deficit)	(4,013)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$18,872

The accompanying notes are an integral part of these financial statements.

SURFACE COATINGS, INC.
Consolidated Statement of Income
From July 19, 2005 (Date of Inception) to December 31, 2005

REVENUES	$4,336
COST OF SALES	2,412

GROSS PROFIT	1,924

OPERATING EXPENSES
Bank Charges	66
Contract Services	800
Credit Card Fees	527
Supplies	3,195
Office Expenses	1,349

TOTAL OPERATING EXPENSES	5,937

NET OPERATING INCOME (LOSS)	(4,013)
Other Income and Expense
None	0

NET (LOSS)	(4,013)

BEGINNING RETAINED EARNINGS	0

ENDING RETAINED EARNINGS (DEFICIT)	$(4,013)

The accompanying notes are an integral part of these financial statements.

SURFACE COATINGS, INC.
Consolidated Statement of Changes in Stockholders' Equity
From July 19, 2005 (Date of Inception) to December 31, 2005

Retained
Earnings

BEGINNING STOCKHOLDERS' EQUITY	$0

Net (Loss)	(4,013)

ENDING STOCKHOLDERS' EQUITY (Deficit)	$(4,013)

The accompanying notes are an integral part of these financial statements.

SURFACE COATINGS, INC.
Consolidated Statement of Cash Flows
From July 19, 2005 (Date of Inception) to December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net (Loss)	$(4,013)
Adjustments to reconcile net income to net cash
provided by operating activities:
(Increase) in Accounts Receivable	(4,186)
(Increase) in Inventory	(13,837)
Increase in Accounts Payable and Accrued Expenses	4,885

Net Cash (Used) by Operating Activities	(17,151)

CASH FLOWS FROM INVESTING ACTIVITIES
None	0

Net Cash Provided by Investing Activities	0

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Loan	18,000

Net Cash Provided by Financing Activities	18,000

NET INCREASE IN CASH AND CASH EQUIVALENTS	849

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	0

CASH AND CASH EQUIVALENTS AT END OF YEAR	$849

SUPPLEMENTAL DISCLOSURES

Cash Paid During the Year for Interest Expense	$0

The accompanying notes are an integral part of these financial statements.

SURFACE COATINGS, INC.

Notes to the Financial Statements

December 31, 2005

NOTE 1 – NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities, History and Organization:

Surface Coatings, Inc. (The “Company”) is the parent company of Surface Armor, LLC, (“Surface Armor”) a company incorporated under the laws of the State of Texas on July 19, 2005. The Company operates as a converter and distributor of temporary surface protection tapes, mainly to the construction industry and for the past two years has been developing its business. The Company is located in Texas and sells its product locally as a distributor and throughout the U.S. over the internet.

Surface Coatings, a private holding company established under the laws of Nevada on February 12, 2007, was formed in order to acquire 100% of the outstanding common stock of Surface Armor.  On February 15, 2007, Surface Coatings issued 5,000,000 shares of common stock in exchange for a 100% equity interest in Surface Armor.  As a result of the share exchange, Surface Armor became the wholly owned subsidiary of Surface Coatings.  As a result, the shareholders of Surface Armor owned a majority of the voting stock of Surface Coatings.  The transaction was regarded as a reverse merger whereby Surface Armor was considered to be the accounting acquirer as its shareholders retained control of Surface Coatings after the exchange, although Surface Coatings is the legal parent company.  The share exchange was treated as a recapitalization of Surface Coatings.  As such, Surface Armor, (and its historical financial statements) is the continuing entity for financial reporting purposes. The financial statements have been prepared as if Surface Coatings had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.

Significant Accounting Policies:

The Company’s management selects accounting principles generally accepted in the United States of America and adopts methods for their application.  The application of accounting principles requires the estimating, matching and timing of revenue and expense.  Below is a summary of certain significant accounting policies selected by management.

Basis of Presentation:

The Company prepares its financial statements on the accrual basis of accounting.

SURFACE COATINGS, INC.

Notes to the Financial Statements

December 31, 2005

NOTE 1 – (Continued)

Cash and Cash Equivalents:

All highly liquid investments with original maturities of three months or less are stated at cost which approximates market value.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

NOTE 2 – FIXED ASSETS

No fixed assets at December 31, 2005.

NOTE 3 – RELATED PARTY TRANSACTION

The Company sub-leases space from a company that is wholly owned by a Member of Surface Armor, LLC.  At December 31, 2005, there is also a note payable in the amount of $18,000 from the same Member of Surface Armor, LLC. The note bears no interest rate; there are no specified monthly payments or noted due date.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company leases office space with rental agreement dated August 1, 2005, expiring August 1, 2008.  Future commitments are as follows:

2006	$ 6,000
2007	6,000
3,500
2009	0
2010 and after	0

Total	$ 15,500

Total rent expense for fiscal year ended December 31, 2005 was $0. The 2005 rent expense was lessor and payments will begin January 1, 2006.

SURFACE COATINGS, INC.

Notes to the Financial Statements

December 31, 2005

NOTE 5 – INCOME TAXES

The Company has adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109), which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable.  Under SFAS No. 109, income tax expense consists of taxes payable for the year and the changes during the year in deferred assets and liabilities.  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases and financial reporting bases of assets and liabilities.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Since the realization of any deferred tax benefits is contingent upon future earnings, no deferred tax asset has been accrued since the likelihood of future earnings has not been demonstrated.

The Company had net losses for the period ended December 31, 2005 and therefore incurred no tax liabilities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Management of

Surface Coatings, Inc.

Rockwall, Texas

We have audited the accompanying consolidated balance sheet of Surface Coatings, Inc. as of December 31, 2006 and the related consolidated statements of operations, cash flows and stockholders’ equity for the period then ended and for the period from July 19, 2005 (date of inception) to December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Surface Coatings, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the period then ended and for the period from July 19, 2005 (date of inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/  The Hall Group, CPAs

The Hall Group, CPAs

Dallas, Texas

August 10, 2007

SURFACE COATINGS, INC.
Consolidated Balance Sheet
December 31, 2006

ASSETS
Current Assets
Cash and Cash Equivalents	$52
Accounts Receivable	9,090
Inventory	27,426

Total Current Assets	36,568

Fixed Assets
Property and Equipment	2,358
Telephone System	1,406
Less: Accumulated Depreciation	(432)

Total Fixed Assets	3,332

TOTAL ASSETS	$39,900

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Overdraft	$455
Accounts Payable and Accrued Expenses	27,086
Due to Related Party	5,525
Line of Credit	4,600
Short Term Note Payable	20,000

Total Liabilities (All Current)	57,666

Stockholders' Equity
Paid in Capital	50,000
Retained Earnings (Deficit)	(67,766)

Total Stockholders' Equity (Deficit)	(17,766)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$39,900

The accompanying notes are an integral part of these financial statements

SURFACE COATINGS, INC.
Consolidated Statements of Income
For the Year Ended December 31, 2006 and
From July 19, 2005 (Date of Inception) to December 31, 2005

	2006	2005

REVENUES	$151,908	$4,336
COST OF SALES	115,857	2,412

GROSS PROFIT	36,051	1,924

OPERATING EXPENSES
Advertising Expense	2,921	0
Bank Charges and Fees	1,845	593
Computer Expense	5,156	0
Contract Services	36,943	800
Depreciation Expense	432	0
Factory Expense	11,950	0
Interest	1,127	0
Office Expense	10,758	1,349
Payroll	21,004	0
Professional Fees	3,315	0
Supplies	4,353	3,195

TOTAL OPERATING EXPENSES	99,804	5,937

NET OPERATING INCOME (LOSS)	(63,753)	(4,013)
Other Income and Expenses
None	0	0

NET (LOSS)	(63,753)	(4,013)

BEGINNING RETAINED EARNINGS (Deficit)	(4,013)	0

ENDING RETAINED EARNINGS (DEFICIT)	$(67,766)	$(4,013)

The accompanying notes are an integral part of these financial statements.

SURFACE COATINGS, INC.
Consolidated Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006 and
From July 19, 2005 (Date of Inception) to December 31, 2005

	Paid in	Retained
	Capital	Earnings	Totals

BALANCE, JULY 19, 2005	$0	$0	$0

Paid in Capital	0	0	0

Net (Loss)	0	(4,013)	(4,013)

BALANCE, DECEMBER 31, 2005	$0	$(4,013)	$(4,013)

Paid in Capital	50,000	0	50,000

Net (Loss)	0	(63,753)	(63,753)

BALANCE, DECEMBER 31, 2006	$50,000	$(67,766)	$(17,766)

The accompanying notes are an integral part of these financial statements.

SURFACE COATINGS, INC.
Consolidated Statements of Cash Flows
For the Year Ended December 31, 2006 and
From July 19, 2005 (Date of Inception) to December 31, 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net (Loss)	$(63,753)	$(4,013)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and Amortization	432	0
(Increase) in Accounts Receivable	(4,904)	(4,186)
(Increase) in Inventory	(13,589)	(13,837)
Increase in Overdrafts	455	0
Increase in Accounts Payable and Accrued Expenses	22,201	4,885
Increase in Other Liabilities	10,125	0

Net Cash (Used) by Operating Activities	(49,033)	(17,151)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Fixed Assets	(3,764)	0
Paid in Capital	50,000	0

Net Cash Provided by Investing Activities	46,236	0

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Loan	2,000	18,000

Net Cash Provided by Financing Activities	2,000	18,000

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	(797)	849

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	849	0

CASH AND CASH EQUIVALENTS AT END OF YEAR	$52	$849

SUPPLEMENTAL DISCLOSURES

Cash Paid During the Year for Interest Expense	$1,127	$0

The accompanying notes are an integral part of these financial statements.

SURFACE COATINGS, INC.

Notes to the Financial Statements

December 31, 2006 and 2005

NOTE 1 – NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities, History and Organization:

Surface Coatings, Inc. (The “Company”) is the parent company of Surface Armor, LLC, (“Surface Armor”) a company incorporated under the laws of the State of Texas on July 19, 2005. The Company operates as a converter and distributor of temporary surface protection tapes, mainly to the construction industry and for the past two years has been developing its business. The Company is located in Texas and sells its product locally as a distributor and throughout the U.S. over the internet.

Surface Coatings, Inc. ("Surface Coatings"), a private holding company established under the laws of Nevada on February 12, 2007, was formed in order to acquire 100% of the outstanding common stock of Surface Armor.  On February 15, 2007, Surface Coatings issued 5,000,000 shares of common stock in exchange for a 100% equity interest in Surface Armor.  As a result of the share exchange, Surface Armor became the wholly owned subsidiary of Surface Coatings.  As a result, the shareholders of Surface Armor owned a majority of the voting stock of Surface Coatings.  The transaction was regarded as a reverse merger whereby Surface Armor was considered to be the accounting acquirer as its shareholders retained control of Surface Coatings after the exchange, although Surface Coatings is the legal parent company.  The share exchange was treated as a recapitalization of Surface Coatings.  As such, Surface Armor, (and its historical financial statements) is the continuing entity for financial reporting purposes. The financial statements have been prepared as if Surface Coatings had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.

Significant Accounting Policies:

The Company’s management selects accounting principles generally accepted in the United States of America and adopts methods for their application.  The application of accounting principles requires the estimating, matching and timing of revenue and expense.  Below is a summary of certain significant accounting policies selected by management.

Basis of Presentation:

The Company prepares its financial statements on the accrual basis of accounting.

SURFACE COATINGS, INC.

Notes to the Financial Statements

December 31, 2006 and 2005

NOTE 1 – CONTINUED

Cash and Cash Equivalents:

All highly liquid investments with original maturities of three months or less are stated at cost which approximates market value.

Income Taxes:

Income from the corporation is taxed at regular corporate rates per the Internal Revenue Code.  There are no provisions for current taxes due to net available operating losses.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

NOTE 2 – FIXED ASSETS

Fixed assets at December 31, 2006 and 2005 are as follows:

	2006	2005
Property & Equipiment	$ 2,358	$ 0
Telephone System	1,406	0
Less: Accumulated Depreciation	(432)	(0)
Total Fixed Assets	$ 3,332	$ 0

Depreciation expense was $432 and $0 for the years ended December 31, 2006 and 2005, respectively.

NOTE 3 – NOTE PAYABLE

At December 31, 2006, the Company has an outstanding note payable of $20,000.  The note bears no interest rate; there are no specified monthly payments or noted due date.

SURFACE COATINGS, INC.

Notes to the Financial Statements

December 31, 2006 and 2005

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company leases office space and equipment with expiration dates ranging from August 2008 through August 2009.  Future commitments are as follows:

2007	$ 16,880
2008	14,380
2009	4,220
2010	0
2011 and after	0

Total	$ 35,480

Total rent expense for fiscal year ended December 31, 2006 and 2005 was $6,000 and $0, respectively.  The equipment lease expense was $6,659 and $0 for December 31, 2006 and 2005, respectively.

NOTE 5 – INCOME TAXES

The Company has adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109), which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable.  Under SFAS No. 109, income tax expense consists of taxes payable for the year and the changes during the year in deferred assets and liabilities.  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases and financial reporting bases of assets and liabilities.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Since the realization of any deferred tax benefits is contingent upon future earnings, no deferred tax asset has been accrued since the likelihood of future earnings has not been demonstrated.

The Company had net losses for the period ended December 31, 2006 and therefore incurred no tax liabilities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Management of

Surface Coatings, Inc.

Rockwall, Texas

We have audited the accompanying consolidated balance sheet of Surface Coatings, Inc. as of April 30, 2007 and the related consolidated statements of operations, cash flows and stockholders’ equity for the four months then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Surface Coatings, Inc. as of April 30, 2007, and the results of its operations and its cash flows for the four months then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  The Hall Group, CPAs

The Hall Group, CPAs

Dallas, Texas

August 10, 2007

SURFACE COATINGS, INC.
Consolidated Balance Sheet
April 30, 2007

ASSETS
Current Assets
Cash and Cash Equivalents	$4,466
Accounts Receivable	24,890
Inventory	30,596
Total Current Assets	59,952

Fixed Assets
Property and Equipment	2,358
Telephone System	1,406
Less: Accumulated Depreciation	(639)
Total Fixed Assets	3,125

Other Assets
Line of Credit (Overpayment)	408
Total Other Assets	408

TOTAL ASSETS	$63,485

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts Payable and Accrued Expenses	$73,510
Short Term Note Payable	20,000
Total Liabilities (All Current)	93,510

Stockholders' Equity
Common Stock ($.001 par value, 50,000,000 shares authorized,
5,000,000 shares issued and outstanding)	5,000

Paid in Capital	51,492
Retained Earnings (Deficit)	(86,517)
Total Stockholders' Equity (Deficit)	(30,025)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$63,485

The accompanying notes are an integral part of these financial statements.

SURFACE COATINGS, INC.
Consolidated Statements of Income
For the Four Months Ended April 30, 2007

REVENUES	$68,528
COST OF SALES	39,357

GROSS PROFIT	29,171

OPERATING EXPENSES
Advertising Expense	1,996
Bank Charges and Fees	812
Computer Expense	495
Contract Services	7,910
Depreciation Expense	207
Dues and Fees	517
Factory Expense	7,744
Interest	520
Office Expense	3,962
Payroll	19,928
Professional Fees	2,320
Supplies	1,511

TOTAL OPERATING EXPENSES	47,922

NET OPERATING INCOME (LOSS)	(18,751)
Other Income and Expense
None	0

NET (LOSS)	(18,751)

BEGINNING RETAINED EARNINGS (Deficit)	(67,766)

ENDING RETAINED EARNINGS (DEFICIT)	$(86,517)

The accompanying notes are an integral part of these financial statements.

SURFACE COATINGS, INC.
Consolidated Statement of Changes in Stockholders' Equity
For the Four Months Ended April 30, 2007

	Common Stock		Paid in	Retained
	Shares	Amount	Capital	Earnings	Totals

BALANCE, DECEMBER 31, 2006	0	$0	$50,000	$(67,766)	$(17,766)

Issuance of Common Stock	5,000,000	5,000	0	0	5,000

Paid in Capital	0	0	1,492	0	1,492

Net (Loss)	0	0	0	(18,751)	(18,751)

BALANCE, APRIL 30, 2007	5,000,000	$5,000	$51,492	$(86,517)	$(30,025)

The accompanying notes are an integral part of these financial statements.

SURFACE COATINGS, INC.
Consolidated Statements of Cash Flows
For the Four Months Ended April 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net (Loss)	$(18,751)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and Amortization	207
(Increase) in Accounts Receivable	(15,800)
(Increase) in Inventory	(3,170)
(Increase) in Other Assets	(408)
(Decrease) in Overdraft	(455)
Increase in Accounts Payable and Accrued Expenses	40,899
(Decrease) in Other Liabilities	(4,600)

Net Cash (Used) by Operating Activities	(2,078)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Fixed Assets	0
Paid in Capital	1,492

Net Cash Provided by Investing Activities	1,492

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Common Stock	5,000

Net Cash Provided by Financing Activities	5,000

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	4,414

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	52

CASH AND CASH EQUIVALENTS AT END OF YEAR	$4,466

SUPPLEMENTAL DISCLOSURES

Cash Paid During the Year for Interest Expense	$520

The accompanying notes are an integral part of these financial statements.

SURFACE COATINGS, INC.

Notes to the Financial Statements

April 30, 2007

NOTE 1 – NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities, History and Organization:

Surface Coatings, Inc. (The “Company”) is the parent company of Surface Armor, LLC, (“Surface Armor”) a company incorporated under the laws of the State of Texas on July 19, 2005. The Company operates as a converter and distributor of temporary surface protection tapes, mainly to the construction industry and for the past two years has been developing its business. The Company is located in Texas and sells its product locally as a distributor and throughout the U.S. over the internet.

Surface Coatings, Inc. ("Surface Coatings"), a private holding company established under the laws of Nevada on February 12, 2007, was formed in order to acquire 100% of the outstanding common stock of Surface Armor.  On February 15, 2007, Surface Coatings issued 5,000,000 shares of common stock in exchange for a 100% equity interest in Surface Armor.  As a result of the share exchange, Surface Armor became the wholly owned subsidiary of Surface Coatings.  As a result, the shareholders of Surface Armor owned a majority of the voting stock of Surface Coatings.  The transaction was regarded as a reverse merger whereby Surface Armor was considered to be the accounting acquirer as its shareholders retained control of Surface Coatings after the exchange, although Surface Coatings is the legal parent company.  The share exchange was treated as a recapitalization of Surface Coatings.  As such, Surface Armor, (and its historical financial statements) is the continuing entity for financial reporting purposes. The financial statements have been prepared as if Surface Coatings had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.

Significant Accounting Policies:

The Company’s management selects accounting principles generally accepted in the United States of America and adopts methods for their application.  The application of accounting principles requires the estimating, matching and timing of revenue and expense.  Below is a summary of certain significant accounting policies selected by management.

Basis of Presentation:

The Company prepares its financial statements on the accrual basis of accounting.

SURFACE COATINGS, INC.

Notes to the Financial Statements

April 30, 2007

NOTE 1 – CONTINUED

Cash and Cash Equivalents:

All highly liquid investments with original maturities of three months or less are stated at cost which approximates market value.

Income Taxes:

Income from the corporation is taxed at regular corporate rates per the Internal Revenue Code.  There are no provisions for current taxes due to net available operating losses.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

NOTE 2 – FIXED ASSETS

Fixed assets at April 30, 2007 are as follows:

Property & Equipiment	$ 2,358
Telephone System	1,406
Less: Accumulated Depreciation	(639)
Total Fixed Assets	$ 3,125

Depreciation expense was $207 for the four months ended April 30, 2007.

NOTE 3 – NOTE PAYABLE

At April 30, 2007, the Company has an outstanding note payable of $20,000.  The note bears no interest rate; there are no specified monthly payments or noted due date.

SURFACE COATINGS, INC.

Notes to the Financial Statements

April 30, 2007

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company leases office space and equipment with expiration dates ranging from August 2008 through August 2009.  Future commitments are as follows:

Remainder of 2007

$  11,285

2008

    14,380

2009

      4,220

2010

 0

2011 and after

             0

Total

$  29,885

Total rent expense for the four months ended April 30, 2007 was $2,000.  The equipment lease expense for the four months ended April 30, 2007 was $3,595.

NOTE 5 – INCOME TAXES

The Company has adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109), which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable.  Under SFAS No. 109, income tax expense consists of taxes payable for the year and the changes during the year in deferred assets and liabilities.  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases and financial reporting bases of assets and liabilities.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Since the realization of any deferred tax benefits is contingent upon future earnings, no deferred tax asset has been accrued since the likelihood of future earnings has not been demonstrated.

The Company had net losses for the four months ended April 30, 2007 and therefore incurred no tax liabilities.

No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus.  If given or made, such other information or representation'; must not he relied upon as having been authorized by the Company or by any Underwriter.  This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

           TABLE OF CONTENTS

Prospectus Summary	2
Corporate Information	2
Summary Financial Data	2
Risk Factors	3
Forward Looking Statements	5
Dilution	6
Plan of Distribution	7
Use of Proceeds	8
Description of Business	9
Management’s Discussion and Plan of Operations	17
Description of Property	18
Director’s, Executive Officers and Significant Employees	19
Remuneration of Officers and Directors	19
Interest of Management and Others in Certain Transactions	19
Principal Shareholders	19
Significant Parties	20
Securities Being Offered	20
Relationship with Issuer of Experts Named in Registration Statement	20
Legal Proceedings	20
Changes In and Disagreements with Accountants on Accounting	20
and Financial Disclosure	21
Disclosure of Commission Position of Indemnification for	21
Securities Act Liabilities	21
Legal Matters	21
Experts	21
Dividend Policy	21
Capitalization	22
Transfer Agent	22
Financial Statements	F-1

Until the 90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.          Indemnification of Directors and Officers

Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Nevada Revised Statutues, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Article Thirteen of our Articles of Incorporation states:

No director shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that nothing contained herein shall limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the director derived an improper personal benefit, or (iv) for any act or omission occurring prior to their resignation as a director.

Item 2.          Other Expenses of Issuance and Distribution

All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.

                                       Minimum          Maximum

        SEC Filing Fee

$       64

$         64

        Printing and Engraving Expenses

    1,000

      5,000

        Legal Fees and Expenses

    2,500

    15,500

        Edgar Fees

    2,800

      2,800

        Accounting Fees and Expenses

    3,000

      3,000

        Blue Sky Fees and Expenses

    4,500

      7,000

        Miscellaneous

    2,905

        TOTAL

$16,769

 $ 33,769

As more shares are sold, we anticipate legal fees to increase due to the liklihood of investors being from other states which could result in state blue sky securities filings. Although our legal fees are not contingent on the number of shares sold, it is likely that the legal fees will increase as our attorney will charge us for these filings. Also, as more shares are sold, our printing expenses will increase.

Item 3.        Undertakings

   1(a)

Rule 415 Offering.  If the small business issuer is registering securities under Rule 415 of the Securities Act (230.415 of this chapter), that the small business issuer will:

         (1)    File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

                (i)    Include any prospectus required by section 10(a)(3) of the Securities Act; and

                (ii)   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

                (iii)    Include any additional or changed material information on the plan of distribution.

         (2)    For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3)    File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (4)    For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to his registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to purchaser:

    (i)

Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (230.424 of this chapter);

   (ii)

Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

   (iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

   (iv)

Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Registrant hereby undertakes to request acceleration of the effective date of the registration statement under Rule 461 of the Securities Act:

                Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter ahs been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed by the Securities Act and will be governed by the final adjudication of such issue.

Item 4.          Unregistered Securities Issued or Sold Within One Year

In February 2007, the Company issued 5,000,000 shares of common stock in exchange for 100% of the outstanding common stock of Surface Armor, LLC (SAL). Of the 5,000,000 shares issued, the President received 4,500,000 shares and two unrelated individuals each received 250,000, each receiving their stock for their respective ownership in SAL. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction in February 2007, the shareholders of a private corporation received their respective shares for their ownership of the Company which they received for equity in SAL. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Rockwall, State of Texas, on August 15, 2007.

Surface Coatings, Inc.

By:  /s/  Richard Pietrykowski

      Richard Pietrykowski, President

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, in the capacities and on the dates stated.

Signature	Title	Date

/s/ Richard Pietrykowski Richard Pietrykowski	President, Secretary, Treasurer, Director	August 31, 2007

/s/ Richard Pietrykowski Richard Pietrykowski	Chief Executive Officer	August 31, 2007

/s/ Richard Pietrykowski Richard Pietrykowski	Chief Financial Officer	August 31, 2007

/s/ Richard Pietrykowski Richard Pietrykowski	Chief Accounting Officer	August 31, 2007

Item 5.       Exhibits

                The following Exhibits are filed as part of the Registration Statement:

Exhibit No.                   Identification of Exhibit

2.1	-	Articles of Incorporation
2.4	-	By Laws
3.1	-	Specimen Stock Certificate
4.1	-	Form of Subscription Agreement
10.1	-	Consent of The Hall Group, CPA’s
11.1	-	Opinion and Consent of Law Offices of J. Hamilton McMenamy